Tall Bridge, Inc.
Shionogi & Co., Ltd.
1-8, Doshomachi 3-Chome
Chuo-ku, Osaka 541-0045
Japan

September 18, 2008

Re:	Sciele Pharma, Inc. Schedule TO-T filed by Tall Bridge, Inc. and Shionogi & Co., Inc. (File No. 005-60977)

Via EDGAR Submission and Facsimile

Mellissa Campbell Duru
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Duru:

Reference is made to the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed on September 8, 2008 by Tall Bridge, Inc. and Shionogi & Co., Inc. (the “Companies”), relating to the offer to purchase all outstanding shares of common stock of Sciele Pharma, Inc.  Set forth below are the responses of the Companies to the comments of the Division of Corporate Finance dated September 16, 2008 with respect to the Schedule TO. For your convenience, we have restated your comments in full and in bold type and have keyed our responses to the numbering of the comments in your letter and the headings used in your letter.

Schedule TO-T

Offer to Purchase

The Merger Agreement, page 28

The Offer, page 29

1.
Please be advised that you must provide payment for all shares validly tendered and not withdrawn “promptly” rather than “as promptly as practicable following the later of (i) the earliest date ... [the bidder] is legally permitted to accept such tendered shares and (ii) the earliest date [] ... each of the conditions to the offer is satisfied or waived.”  Refer to 14e-1(c) of the Exchange Act of 1934.

Mellissa Campbell Duru	2	September 18, 2008

Response:

The Companies confirm that pursuant to Rule 14e-1(c) of the Exchange Act of 1934 they are required to provide payment for all shares validly tendered into the tender offer and not withdrawn “promptly” after the expiration of the tender offer.

Source and Amount of Funds, page 22

Conditions Precedent to the Funding of the Senior Bridge Loan Facility, page 23

2.
Section 3.1(m) of the commitment letter dated September 1, 2008 between Goldman Sachs Japan Co., Ltd. and Shionogi & Co. Ltd. and disclosure under this heading indicate that the earliest date that funds can be received from the senior bridge loan facility is October 16, 2008.  Given that the current expiration date of the offer is October 3, 2008, your offer as currently structured does not appear to be consistent with Rule 14e-l(c). Please revise or advise.

Response:

The Companies note that the condition to the financing provided for in Section 3.1(m) of the above-referenced commitment letter is only applicable commencing on October 16, 2008, and does not affect the availability of funding prior to October 16, 2008.  In other words, Section 3.1(m) does not prevent funds from being received under the senior bridge loan facility prior to October 16, 2008.  Accordingly, the Companies respectfully submit that Section 3.1(m) does not cause the tender offer as currently structured, with the current expiration date of October 3, 2008, to be inconsistent with Rule 14e-1(c).

3.
Section 3.1(m) of the commitment letter conditions the receipt of financing on an assessment by Goldman Sachs as of October 16, 2008, that there has been no material adverse change in the domestic or international loan, capital or financial markets generally since that date.  You disclose on page 23 of the Offer to Purchase that if the conditions specified in Section 3.1 are not met, you will not receive funds and have not arranged alternative financing.  Given the conditions to the receipt of funds and disclosure that you have not arranged for alternative sources of funds should the senior bridge loan facility be unavailable, please confirm that you will promptly pay for securities tendered and not withdrawn in the offer.  See Section 14(e) of the Exchange Act of 1934.

Mellissa Campbell Duru	3	September 18, 2008

Response:

Please refer to the responses above to comments 1 and 2.  The Companies confirm, as requested.

*           *           *           *           *

The Companies acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in the Schedule TO, (ii) staff comments or changes to disclosure in response to staff comments in the Schedule TO reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Schedule TO and (iii) they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mellissa Campbell Duru	4	September 18, 2008

Please contact Michael Davis of Davis Polk & Wardwell at (212) 450-4184 should you require further information or have any questions.

Very truly yours,

TALL BRIDGE, INC.

By:	/s/ Sachio Tokaji
	Name:	Sachio Tokaji
	Title:	President and Treasurer, Director

SHIONOGI & CO., LTD.

By:	/s/ Yasuhiro Mino
	Name:	Yasuhiro Mino
	Title:	Senior Executive Officer and Director